SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 12)

Biolase, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

411307101

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

August 1, 2016

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Larry N. Feinberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 11,924,487 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,924,487* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) 
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%
14		TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 50,776 shares of Common Stock (as defined below) issuable upon exercise of the Warrants (as defined below) following the Closing (as defined below), expected to take place on August 8, 2016.  Does not include the Preferred Stock (as defined below), which are not exercisable for Common Stock until receipt of the stockholder approval (discussed below) or the remaining Warrants, which are subject to the 19.99% Limitation (as defined below) until receipt of the stockholder approval.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 6,815,869 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 6,815,869 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,815,869* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.43%
14		TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 50,776 shares of Common Stock issuable upon exercise of the Warrants following the Closing, expected to take place on August 8, 2016.  Does not include the Preferred Stock, which are not exercisable for Common Stock until receipt of the stockholder approval or the remaining Warrants, which are subject to the 19.99% Limitation until receipt of the stockholder approval.

SCHEDULE 13D

CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Institutional Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,107,978 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,107,978 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,107,978* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.53%
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Includes 50,776 shares of Common Stock issuable upon exercise of the Warrants following the Closing, expected to take place on August 8, 2016.  Does not include the Preferred Stock, which are not exercisable for Common Stock until receipt of the stockholder approval or the remaining Warrants, which are subject to the 19.99% Limitation until receipt of the stockholder approval.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Ten Fund Master, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,051,416 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,051,416 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,051,416 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.12%
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Associates, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 11,924,487 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 11,924,487 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,924,487 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.99%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) 
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,051,416 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,051,416 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,051,416 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) 
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.12%
14		TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 12 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 22, 2013, as previously amended by Amendment No. 1, filed on December 20, 2013, Amendment No. 2, filed on February 13, 2014, Amendment No. 3, filed on March 11, 2014, Amendment No. 4, filed on March 12, 2014, Amendment No. 5, filed on May 15, 2014, Amendment No. 6, filed on June 2, 2014, Amendment No. 7 filed on July 9, 2014, Amendment No. 8, filed on July 9, 2014, Amendment No. 9, filed on November 7, 2014, Amendment No. 10, filed on March 9, 2015 and Amendment No. 11, filed on November 12, 2015 (the “Original Schedule 13D,” and collectively with the Amendments, the “Statement”) with respect to the shares of common par value $0.001 per share (“Common Stock”) of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, CA 92618.

Item 4.  Purpose of Transaction.
Item 4 of the Statement is hereby supplemented as follows:

On August 1, 2016, Oracle Partners, L.P. (“Partners”) and Oracle Institutional Partners L.P. (“Institutional Partners”) entered into that certain Securities Purchase Agreement (the “Purchase Agreement”) dated August 1, 2016, by and among the Issuer, Partners, Institutional Partners and the other investors listed on Schedule I thereto (the “Investors”), pursuant to which (i) Partners agreed to purchase 32,566 shares of the Issuer’s Series C Participating Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”), each convertible into 100 shares of Common Stock following stockholder approval, and warrants of the Issuer (the “Warrants”), exercisable for 749,027 shares of Common Stock at an exercise price of $2 per share, subject to the 19.99% Limitation (as defined below), and (ii) Institutional Partners agreed to purchase 4,425 shares of Preferred Stock and 101,770 Warrants, in each case, at a price of $113 per Preferred Share and $0.125 per Warrant. Beginning on January 1, 2017 and continuing so long as any shares of Preferred Stock remain outstanding, the Preferred Stock will bear interest at an initial rate of 2%, which interest rate will increase by 2% quarterly.  The Warrants become exercisable on February 8, 2017, six months after the closing of the purchase (the “Closing”), and have a term of five years from the date of issuance.

The Closing is expected to occur on August 8, 2016, subject to customary closing conditions.

Under the Purchase Agreement, the Issuer grants certain registration rights to the Investors. The Issuer is obligated to use commercially reasonable efforts to file, within 30 days following receipt of the stockholder approval discussed below, a registration statement on Form S-3 to register the resale of the shares of Common Stock issued upon conversion of the Preferred Stock and shares of Common Stock that may be issued pursuant to the Warrants (collectively, the “Shares”) and to effect the registration no later than 90 days after the filing date. With certain exceptions, the Issuer is obligated to keep the registration statement effective until all of the Shares are sold. The Issuer will be responsible for all of its fees and expenses incurred in connection with registering the Shares.

Following the Closing, the Issuer will be required to hold a meeting of its stockholders in order to, among other things, satisfy NASDAQ requirements with respect to the issuance of Common Stock upon conversion of the Preferred Stock and exercise of the Warrants by certain holders (including the Reporting Persons) whose warrants will initially be subject to the 19.99% Limitation. The conversion of the Preferred Stock will occur automatically upon receipt of such stockholder approval, and no Warrants will be subject to the 19.99% Limitation following receipt of such stockholder approval. The “19.99% Limitation” means the provision contained in the Warrants prohibiting the holder thereof from exercising the Warrants to the extent that the exercise would result in the holder beneficially owning more than 19.99% of the outstanding shares of Common Stock.

Immediately prior to the effective time under the Securities Purchase Agreement, the Oracle Parties (defined below) also entered into that certain Amendment to Standstill Agreement, discussed in more detail Item 6, below.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 59,601,487 Shares outstanding, which is based upon 58,257,301 shares outstanding as of July 29, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 2, 2016, together with the addition of the 1,344,186 Shares issuable upon exercise of certain Warrants (including Warrants for 50,776 shares of Common Stock, to be issued at the Closing) held by the Reporting Persons.  The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(a, b) Partners

As of the date hereof, Oracle Partners, L.P. (“Partners”) may be deemed to be the beneficial owner of 6,815,869 Shares, constituting approximately 11.43% of the Shares outstanding.

Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 6,815,869 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 6,815,869 Shares.

(a, b) Institutional Partners

As of the date hereof, Oracle Institutional Partners, L.P. (“Institutional Partners”) may be deemed to be the beneficial owner of 2,107,978 Shares, constituting approximately 3.53% of the Shares outstanding.

Institutional Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,107,978 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,107,978 Shares.

(a, b) Ten Fund

As of the date hereof, Oracle Ten Fund Master, L.P. (“Ten Fund”) may be deemed to be the beneficial owner of 3,051,416 Shares, constituting approximately 5.12% of the Shares outstanding.

Ten Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,051,416  Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,051,416  Shares.

(a, b) General Partner

Oracle Associates, LLC (“General Partner”), as the general partner of Partners, Institutional Partners, and Ten Fund, may be deemed to be the indirect beneficial owner of 11,924,487 Shares held in Partners and Institutional, constituting approximately 19.99% of the Shares outstanding.

General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 11,924,487 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 11,924,487 Shares.

(a, b) Manager

Oracle Investment Management, Inc. (“Manager”), as the investment manager of Ten Fund, may be deemed to be the indirect beneficial owner of 3,051,416 Shares held by Ten Fund, constituting approximately 5.12% of the Shares outstanding.

Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,051,416 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,051,416 Shares.

(a, b) Larry Feinberg

Mr. Feinberg serves as the managing member of the General Partner, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by General Partner. Mr. Feinberg is the sole shareholder and president of the Manager, and accordingly, may be deemed to be the beneficial owner of the Shares beneficially owned by Manager. As of the date hereof, Mr. Feinberg may be deemed to be the beneficial owner of 11,924,487 Shares constituting approximately 19.99% of the Shares outstanding.

Mr. Feinberg has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 11,924,487 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 11,924,487 Shares.

c)	As of the date hereof, no transaction in the Shares had been effected by the Reporting Persons within the past 60 days.

d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

e)	Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 is hereby incorporated by reference.

Item 6 of Schedule 13D is hereby amended by addition of the following:

On August 1, 2016, Mr. Feinberg, Partners, Institutional Partners, Ten Fund, General Partner, Manager (collectively, the “Oracle Parties”) and the Issuer entered into an Amendment to Standstill Agreement (the “Amendment”), pursuant to which the Issuer agreed to amend the Standstill Agreement dated November 10, 2015 among the Issuer and the Oracle Partners (the “Standstill Agreement”) to increase the limitation on the beneficial ownership contained therein from 25% to 30%, effective immediately prior to the closing of the transactions contemplated by the Securities Purchase Agreement.

Pursuant to the amended Standstill Agreement, the Oracle Parties agree that neither they, nor any of their affiliates or associates would (i) purchase or acquire any additional shares of Common Stock, if, after such purchase, the aggregate beneficial ownership (as determined in accordance with Rule 13d-3 under the Act) of the Oracle Parties and their affiliates and associates would exceed 30% of the issued and outstanding shares of Common Stock, or (ii) sell, transfer or otherwise convey any shares of Common Stock (or warrants or other rights to purchase or otherwise acquire shares of Common Stock) to anyone who will immediately thereafter beneficially own shares of Common Stock in excess of 20% of the issued and outstanding shares of Common Stock (calculated based on the number of shares of Common Stock then outstanding plus shares of Common Stock that could be issued to such person upon the exercise of outstanding options, warrants or other rights held by such person that are then exercisable or exercisable within 60 days of such transfer), as a result of such transfer and other transfers from third parties.

 Item 7.  Material to be Filed as Exhibits
Item 7 of Schedule 13D is hereby amended by addition of the following:
Exhibit 1	Securities Purchase Agreement, dated August 1, 2016, among Biolase, Inc. and the investors listed on Schedule I thereto, including the forms of Preferred Stock and Warrants attached as exhibits thereto, each incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed on August 2, 2016.
Exhibit 2	Amendment to Standstill Agreement, dated August 1, 2016, by and among, Larry N. Feinberg, Oracle Partners, L.P., Oracle Institutional Partners, L.P., Oracle Ten Fund Master, LP, Oracle Associates, LLC, Oracle Investment Management, Inc., and Biolase, Inc., incorporated by reference to Exhibit 99.3 of the Issuer’s Form Issuer’s Current Report on Form 8-K, filed on August 2, 2016.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: August 3, 2016	ORACLE PARTNERS, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: August 3, 2016	ORACLE TEN FUND MASTER, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: August 3, 2016	ORACLE INSTITUTIONAL PARTNERS, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: August 3, 2016	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: August 3, 2016	ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: President and Director

Dated: August 3, 2016	LARRY N. FEINBERG /s/ Larry N. Feinberg